07027403

File Number: 82.2994

SEC MAIL PROCESSING
RECEIVED
OCT 1 6 2007
160

2 October 2007

Coca-Cola

COCA-COLA AMATIL

Coca-Cola Amatil Limited
ABN 26 004 139 397
71 Circular Quay East
GPO Box 145
Sydney NSW 2000
Telephone: (612) 9259 6130
Facsimile: (612) 9259 6233
Web: www.ccamatil.com

United States Securities
and Exchange Commission
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549

SUPPL

Dear Sirs

Enclosed herewith for your information pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 is a copy of an announcement released today.

Yours faithfully

G. T. FORSTER
COMPANY SECRETARY

PROCESSED
OCT 2 3 2007
THOMSON
FINANCIAL

dw10/19

COCA-COLA AMATIL

Postal Address:
GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: 612 9259 6555
Facsimile: 612 9259 6233

Company Announcements Office
Australian Stock Exchange Limited

Proposed sale of shares in Coca-Cola Amatil by The Coca-Cola Company

Sydney, 27 September 2007: Coca-Cola Amatil Limited (CCA) has been advised by The Coca-Cola Company (TCCC) that TCCC proposes to sell approximately 18 million shares in CCA, representing approximately 2.4% of CCA's shares on issue.

The proposed share sale will be through a book build process to be undertaken after the close of trading on the Australian Stock Exchange (ASX) on Thursday 27 September 2007.

The purpose of the proposed share sale by TCCC is to balance TCCC's investment in the region, as funds from the sale will be used to acquire a 10% equity stake in Coca-Cola Korea Bottling Company (CCKBC) following the expected completion of the sale of CCKBC by CCA to LG Household & Healthcare in late October 2007, as well as to fund other growth opportunities in the region.

TCCC currently holds approximately 32% of the total issued shares in CCA. On completion of the proposed share sale, TCCC will hold approximately 30% of the total issued shares in CCA.

"CCA remains one of our most important and trusted bottling partners and we remain committed to its success," said Gary Fayard, Chief Financial Officer, The Coca-Cola Company. "This sale merely balances our investments in the region. We continue to be focused on the sustainable growth of our joint business, as evidenced by our remaining substantial holding in CCA. We have no plans to sell any additional shares."

Mr. Geoff Kelly and Mr. Irial Finan will continue to represent TCCC as its nominee directors on the Board of CCA.

For further information, please contact:

Media
Sally Loane
Ph: +61 2 9259 6797
Sally.Loane@anz.ccamatil.com

Analysts
Paul Irving
Ph: +61 2 9259 6185
paul.irving@anz.ccamatil.com

Coca-Cola Amatil Limited
ABN 26 004 139 397
71 Macquarie St
Sydney NSW 2000
AUSTRALIA

END